  Exhibit 99.1

Northern Dynasty: Alaska’s Pebble Project has Potential to Become One of America’s Leading Metals Producers
July 21, 2020 - Northern Dynasty Minerals Ltd. (TSX:NDM)(NYSE American:NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (the "Pebble Partnership") released a public statement today commenting on future production potential from the proposed Pebble mine project, noting it is poised to become one of the leading metals producers in the United States.
The Pebble Partnership release states:
"With a Final Environmental Impact Statement (EIS) and Record of Decision (ROD) for the proposed Pebble copper-gold-molybdenum mine project in southwest Alaska expected this summer, Pebble Partnership CEO Tom Collier noted it appears more and more likely that Alaska could become home to another significant metals producer.
"The lead federal regulator for the Pebble Project, the U.S. Army Corps of Engineers (USACE), has signaled its intent to publish a Final EIS on July 24 and a ROD shortly thereafter. Pebble's Collier said the Draft EIS published by the USACE last year, and subsequent contributions from the U.S. Environmental Protection Agency, U.S. Fish & Wildlife Service, the State of Alaska, tribal entities and other cooperating agencies, point toward a positive outcome for the federal permitting process.
"'We have reason to believe that Pebble will be judged to be a project of merit, and will receive its key federal permits under the Clean Water Act and River & Harbors Act this summer,' he said. "The next steps facing the company and the project will be to secure a major funding partner and acquire the state permits necessary to take Pebble into production.'
"State permitting for Pebble is expected to take 2 - 3 years to complete, followed by a four-year construction phase. Once operating, Pebble will be among the leading metals producers in the United States. As described in the Project Description1, each year during 20 years of production the proposed Pebble mine would produce mineral concentrates containing, on average:
318 million lb copper;
362,000 oz gold;
14 million lb molybdenum; and
1.8 million oz of silver.
"Collier said Pebble has the potential to be the third largest copper producer in the United States (producing ~12% of US output annually) and the fourth largest gold producer (producing ~6% of US output each year). It also contains rhenium, a relatively rare element used in jet engines and high-octane fuels, and palladium, a precious metal employed in fuel cells and catalytic convertors, among other applications.

"Depending on prevailing market prices, about 60% and 30% of the annual value of production at Pebble will be derived from copper and gold respectively, with the balance coming from other metals.
"'There's absolutely no doubt there is growing domestic and international market demand for the metal commodities Pebble will produce,' Collier said. ‘Whether it's surging demand for copper to facilitate the US and global transition to a low carbon future, the increasing demand for gold we're seeing in the current economic climate or the other strategic metals our mine will produce, the world needs Pebble.'
"America's transition away from fossil fuels and toward clean and renewable sources of power will be particularly copper-intensive, as will the requirement for smart grid technology to make the nation's energy transmission and distribution system more efficient. Electric and hybrid-electric cars, solar and wind power installations, as well as the energy infrastructure required to enable these technologies, will all require substantially more copper than the transportation and energy systems they replace.
"The US currently imports 35% of its annual copper needs from foreign producers, as well as 82% of its rhenium, 68% of its silver and 32% of its palladium. For copper and many other strategic metals, America's import reliance is expected to grow in future as domestic demand rises faster than supply.
"'It in the United States' best interest to develop reliable and long-term domestic sources of mineral commodities like copper, gold, molybdenum, silver, rhenium and palladium - strategic metals that are critical to the country's economic, energy, military and industrial future,' Collier said.
"'It is equally important to source these minerals from jurisdictions that are known to be leaders in environmental protection, in conserving healthy fish and wildlife populations, as well as in environmental justice and human rights. That description fits Alaska to a tee, and is one more reason why Pebble is poised to become one of America's leading metals producers.'"
Stephen Hodgson, PEng, Vice President Engineering for Northern Dynasty reviewed and approved the technical information in this news release.
About Northern Dynasty Minerals Ltd.
Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership ("PLP"), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.
For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.
Ronald W. Thiessen
President & CEO
US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.
Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.
The National Environment Policy Act EIS process requires a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.
For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.
1 See https://pebbleprojecteis.com/